SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                   Under the Securities Exchange Act of 1934*


                            Maguire Properties, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    559775101
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 17, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 559775101                                            Page 2 of 8 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,248,700
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,248,700
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,248,700
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 559775101                                            Page 3 of 8 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,248,700
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,248,700
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,248,700
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 559775101                                            Page 4 of 8 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,382,200
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,382,200
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,382,200
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.97%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends the
Schedule 13D filed on April 1, 2008 (as amended by Amendment No. 1 thereto filed on May 21, 2008, Amendment No. 2 thereto filed on May 23, 2008, Amendment No. 3 thereto filed on June 26, 2008, Amendment No. 4 thereto filed on July 7, 2008, Amendment No. 5 thereto filed July 18, 2008 and this Amendment No. 6, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), and Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund," and together with the Management Company and Mr. Loeb, the "Reporting Persons"). This Amendment No. 6 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Maguire Properties, Inc., a Maryland corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of approximately $68,041,964 of their own investment capital to acquire the 3,248,000 shares of Common Stock held by them. The Offshore Fund expended an aggregate of approximately $51,931,000 of its own investment capital to acquire its 2,382,200 shares of Common Stock. The Funds effect purchases of securities primarily through margin accounts maintained for them with Morgan Stanley & Co., JP Morgan Chase & Co., Goldman, Sachs & Co., Citigroup Global Markets, Inc. and UBS Securities LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.


Item 5.   Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 3,248,000 shares of Common Stock (the "Shares"). The Shares represent 6.8% of the 47,888,674 shares of Common Stock outstanding as of November 7, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. The percentages used herein and in the rest of this statement are calculated based upon such number of outstanding shares. As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 2,382,200 shares of Common Stock, representing 4.97% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than five percent of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 3,248,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 2,382,200 shares of Common Stock directly beneficially owned by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions during the past 60 days by the Funds (at the direction of the Management Company and Mr. Loeb) in Common Stock.

     All of the transactions set forth on Schedule A were effected in open market transactions on the New York Stock Exchange. Other than as set forth on Schedule A, during the past 60 days there were no transactions in the Common Stock effected by the Management Company and Mr. Loeb nor, to the best of their knowledge, any of their directors, executive officers, general partners or members. During the past 60 days there were no transactions in the Common Stock effected by the Offshore Fund nor, to the best of its knowledge, any of its directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) The Offshore Fund has ceased to be the beneficial owner of more than five percent of the Common Stock.

     The Offshore Fund is a party to certain cash-settled swap agreements, as more fully described in Item 6 of previously filed amendments to this Schedule 13D, which entitle it to the economic benefits, and subject it to the economic risks, of owning the Common Stock but do not confer beneficial ownership over either the notional shares of Common Stock used as the reference asset or any shares or other securities that may be acquired or held by the swap counterparty, in its sole discretion, in order to hedge its risk with respect to the swap agreements. Accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of such swap agreements.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     On December 17, 2008, the Funds entered into a standardized, cash-settled swap agreement with Credit Suisse Securities (Europe) Limited (the "Counterparty") for which the Common Stock is the reference security, with respect to 976,300 notional shares and using a reference price of $2.55. Under this swap agreement, the Funds have taken the "long" side of the swap and therefore acquired the economic benefits (and economic risks) of owning the Common Stock, but have no voting or dispositive power with respect to any shares of Common Stock as a result of the agreement. Neither the Management Company, Mr. Loeb nor any of the Funds is the beneficial owner of any shares of Common Stock as a result of the swap agreement described above, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of such swap agreement. The swap agreement terminates on December 22, 2009 or upon the written notice of either party.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of the
Schedule 13D or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

99.4. Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008, was previously filed with the SEC on September 9, 2008 as an exhibit to Amendment No. 4 to Schedule 13D filed by Third Point LLC, Third Point Offshore Fund, Ltd. and Daniel S. Loeb with respect to Flow International Corporation and is incorporated herein by reference.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 19, 2008



                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ Joshua L. Targoff
                                       -----------------------------------------
                                       Name:   Joshua L. Targoff
                                       Title:  Attorney-in-Fact



                                   DANIEL S. LOEB


                                   By: /s/ Joshua L. Targoff
                                       -----------------------------------------
                                       Name:   Joshua L. Targoff
                                       Title:  Attorney-in-Fact



                                   THIRD POINT OFFSHORE FUND, LTD.

                                   By:  Daniel S. Loeb, Director


                                   By: /s/ Joshua L. Targoff
                                       -----------------------------------------
                                       Name:   Joshua L. Targoff
                                       Title:  Attorney-in-Fact



               [SIGNATURE PAGE TO AMENDMENT NO. 6 TO SCHEDULE 13D
                    WITH RESPECT TO MAGUIRE PROPERTIES, INC.]

                                   Schedule A
                                   ----------


    (Transactions by the Funds (other than the Offshore Fund) in Common Stock since the most recent filing on Schedule 13D)


     Date         Transaction            Shares             Price Per Share($)
     ----         -----------            ------             ------------------

--------------- ------------------ ---------------------- ----------------------
   12/17/08          (SELL)              (976,300)                  2.33
--------------- ------------------ ---------------------- ----------------------